UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2018

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. BUSINESS

Why TerraCycle?

Overview:  Operating in 21 countries, our parent company is a world leader in the collection and recycling of waste streams that are traditionally considered not recycled. Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the United States since January 1, 2014. At that time, our now wholly owned subsidiary assumed all income and expenses associated with our parent company’s US operations. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception.

Our company’s mission is to eliminate waste in the context of a profitable business. To do this we first focus on hard to recycle waste streams, and typically set up national collection platforms for them. This platform is typically funded by consumer product companies, retailers, cities, manufacturing facilities, distribution centers, small businesses and individuals. The collected waste is principally recycled and sold to manufacturers that make new products and materials. Where possible, we and our parent focus on how to integrate hard to recycle materials into specific products, from creating pen products made from used pens to shampoo bottles made 25% from plastic collected from beaches.

Over the past 15 years of operation, our parent company and we have achieved profitability in this neglected area of recycling. The reason why most waste streams are not recycled—and are instead sent to landfill or are incinerated—is because the cost to collect and process them far outweighs the value generated from the recovered material. In order to achieve our mission, we have created an array of new business models that generate value well beyond the material value of the waste that is collected, allowing us to recycle everything from cigarette butts to chip bags and candy wrappers. Our business is generating net income and growing.

Positioning:   Through a range of services (largely deploying third-party supply chains), we engage consumer product brands, manufacturing and distribution facilities, cities, retailers, small business and consumers across 48 states. Our platforms include services that are free to consumers (typically funded by consumer product companies and retailers) where individuals and locations (such as schools, places of worship etc.) can voluntarily collect and recycle products and packaging that would otherwise likely end up in landfills and oceans or be incinerated. For small businesses and individuals, we offer low cost, turnkey recycling platforms for hundreds of hard to recycle waste streams from coffee capsules to pipet tips; these Zero Waste Boxes are paid for by a distributor or end-user. For cities, we offer a variety of platforms and citywide programs for hard to recycle waste streams like cigarette butts or chewing gum to upgrading city websites with more robust recycling mapping technology. For laboratories, distribution centers and manufacturing facilities, we deploy large scale recycling platforms for everything from packaging write-offs to personal protective equipment.

With many of these platforms, we provide our partners a range of agency services, including traditional media/PR, social media, and communications and marketing services. We are aware of no other company that provides marketing and a range of agency services that also collects and recycles waste, or that has a Research and Development (R&D) department to analyze and innovate with diverse waste streams for recycling. To our knowledge, we are part of one of the few multinational companies operating in 20 countries that exclusively provides green/sustainability services.

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Economic underpinnings of recycling:  The key to understanding TerraCycle begins with the economics of recycling. Almost all products and packages can be technically recycled (with some level of R&D and/or design investment), but practically most are not and instead are sent to landfill or incineration.  Currently—with some local exceptions—only four types of waste are commonly recycled:  clear glass, uncoated paper, certain rigid plastics and certain metals.   The main driver is whether it’s cheaper to produce new products and packaging from virgin materials or recycled materials.  In the case of making new glass, paper and other generally recycled items, it’s cheaper to use recycled materials than virgin materials. That is, it’s cheaper to collect, sort and recycle those waste streams than it is to extract and manufacture virgin materials.  Most other kinds of waste, such as pens, toothbrushes, candy wrappers, cigarette butts and coffee cartridges are rarely recycled, largely because collecting, sorting and recycling is more expensive than manufacturing replacement products from virgin materials.  As a result, these wastes are principally sent to landfill or incineration. To recycle “generally non-recycled” waste streams, TerraCycle works with its clients (consumer product brands, retailers, distribution and manufacturing facilities, cities, small business and individuals) to generate value beyond the material value of the waste. This incremental value ranges from communication and shopper marketing platforms for consumer product companies, to incremental foot traffic for retailers, to cleaner streets for cities, to charitable donations. Many of these clients have told us (as they renew those programs), that they have experienced increased customer loyalty, higher revenue and/or greater market share that they attribute to their TerraCycle programs. Our experience has led us to conclude that some consumers patronize brands that enable recyclability of products and packaging that were not previously recyclable. In the process, through TerraCycle, these brands have contributed over $9.8 million to US schools and charities selected by our collectors.

By engaging the wide range of market participants, and increasing scope of value beyond just material value, we reverse engineer a system where waste is wasted, to one where waste is reutilized, emulating nature’s circular systems:  We turn a vicious cycle of waste into a more virtuous one, reducing the amounts of products and packaging that are dumped in landfills and oceans, or are incinerated, and thus reduce the amount of new materials that need to be extracted from the Earth to produce virgin materials for replacement products.

Our lens:  We believe that most people and waste management companies perceive waste as a liability, something to put out of sight and out of mind. At TerraCycle, we celebrate waste and try to make it fun, exciting, and even sexy.  We see waste as having positive not negative value. Through our programs, we’ve developed unprecedented markets for waste streams (such as juice pouches) that previously only had negative value.

Our participants:  We engage collectors, young and old, female and male, middle-class, wealthy and less affluent.  Our programs are successful in red and blue states, and we engage people in collecting where they live, where they go to school, where they work and where they gather for community and service.

Innovation is at our core: We have created recycling solutions for many waste streams that were previously considered insolvable, from latex and nitrile gloves to asthma inhalers and other aerosols, from candy wrappers to coffee capsules, from cosmetic packaging to industrial adhesives packaging, from cigarette butts to used chewing gum and toothbrushes and, soon, umbrellas, dirty diapers and disposable beer kegs.

We regularly develop new business models to engage diverse participants in recycling solutions.   As announced at the World Economic Forum in January 2017, in partnership with Procter and Gamble (the second largest consumer products company in the world), our parent company and we are overseeing what we anticipate will become the world’s largest marine collection program. Collecting through non-governmental and other organizations in multiple countries, our parent and we clean and recycle the plastic from rivers, beaches, oceans and lakes, and sell it to P&G, which has incorporated it into packaging for Head & Shoulders, the world’s largest shampoo brand.  After the successful launch in the summer of 2017 with sales of Head & Shoulders shampoo bottles in France, Head & Shoulders has expanded sales of these shampoo bottles to other markets. In the US, Herbal Essences (a P&G shampoo brand), and Ren (a major skincare brand) are now purchasing these plastics from us.

We think outside of the box:  We begin with the assumption that everything can be circularly solved (via reuse, upcycling or recycling) and develop systems to bring these solutions to life. Then we come up with business models that justify a stakeholder paying the price by generating value that is important to that stakeholder (i.e., foot traffic for a retailer).   We don’t own processing facilities as it produces CAPEX risk and lowers nimbleness. Also many processors are willing to either use their existing equipment to process our unique waste streams or install new equipment as needed. To our knowledge, no other company collects the waste streams we do for recycling, nor holds the knowledge of how to recycle these materials.  We have spent years developing collection models and recycling solutions for a whole spectrum of common waste streams.

Significant public exposure:  Our company is in the press almost every day, often several times per day. We have been featured on the covers of several magazines, ranging from Inc., to Entrepreneur, to Chief Executive and Smart CEO, as well as section covers of the New York Times and other notable newspapers. We continue to receive awards regularly, including the BIG Innovation Award, PAC Global Leadership Best in Show, and the Ernst & Young Entrepreneur of the Year regional winner in 2018.

Our business is generating net income and growing; we expect these results to continue:  We are incubating several new business platforms that should allow us to have a larger impact on the waste equation and to grow profitably.   We believe our reputation among our clients, and among the public who participate in our collection programs, is strong and positive.

“The Circular Economy” is among the key themes discussed among global corporations, governments and leading academics at the World Economic Forum.  As TerraCycle’s principal focus is developing and implementing circular solutions for products and packaging where there are otherwise only linear options (landfill and incineration), our partnerships with major businesses are recognized as circular economy activities.  We are pleased to be an innovator within this timely global movement, and expect to see our engagements with leading companies grow, as we provide a wide range of turnkey solutions that enable companies of any size to participate in the Circular Economy.

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Growth: In the past year we have successfully integrated the business of Air Cycle acquired on October 31, 2017 under our TerraCycle Regulated Waste subsidiary, with the business being stabilized after years of decline, while profits have increased. We continue to pursue companies to acquire that will allow us to grow our revenue and expand our service offerings. We expect to use the majority of proceeds raised from our Regulation A offering to acquire additional companies and revenue streams

Some attributes of our stock: Subject to the availability of funds lawfully available for distribution to the stockholders under Delaware law, we commit to distribute the remaining balance of at least 50% of our after-tax profits among the Preferred and Common stockholders on a pro rata basis. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Class A Preferred Stock are entitled to receive $1.00 per share from the assets of the company available to distribution to its stockholders before any payment are made to the holders of Common Stock (our parent company). In the event of an initial public offering (IPO) or sale of the company, the Preferred Stock would automatically be converted into shares of Common Stock on a one-for-one basis immediately prior to the closing of such IPO.

Our offering so far: We commenced our Regulation A offering on January 10, 2018. As of December 31, 2018, we have so far sold 35,000 shares of Class A Preferred Stock (including 10,500 shares sold by the selling shareholder) to a variety of shareholders ranging from the minimum $700 investment up to investments of $300,000.

The Company

We operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

With our Sponsored Waste Programs, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. For example, Colgate has contracted us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs offer the individuals and entities collecting the waste “TerraCycle rewards”, which are points that can be converted into donations to charities.

Regulated Waste provides products and services to help consumer facilitate the effective and compliant management of regulated, universal and hazardous waste. This may include fluorescent lamps, bulbs, batteries, and e-waste as well as organic waste, medical waste and other waste streams that are potentially harmful to the environment.

We also sell Zero Waste Boxes to customers who wish to collect a specific waste stream not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a UPS pick up to deliver the waste to our warehouse for sorting, aggregation, storage, and recycling.

In rare cases, we sell waste directly to a recycler and do not retain ownership of the end product, for instance, Ultra-Poly (one of our major waste processors) has purchased certain polypropylene and polyethylene blends; but in almost all cases, we resell the end product after processing by a third party recycling plant.

We recycle the wastes collected through these programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PET and PP/PE and the principal output of our process are plastic pellets, which can be sold to manufacturers such as injection molders or extruders to be used for plastic lumber, plastic containers and dunnage (large containers used for carrying objects).

Overview

TerraCycle, Inc, is our parent company and owns 100% of our voting stock. TerraCycle US, LLC is our wholly owned operating subsidiary. While we were only formed in August 2017, our parent company has been operating in the US since 2003, and internationally since 2009, and our operating subsidiary has been operating in the US since January 1, 2014. At that time, our now wholly owned subsidiary assumed and has since operated all US business activities previously associated with our parent’s US operations. We conduct our business only in the United States and exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. We own the two buildings that comprise TerraCycle’s global headquarters (our parent company pays us rent).

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Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. Economics is the driving factor determining what gets recycled. Universally, wastes are recycled when they are cheaper to produce from recycled materials over virgin materials. This is the case for paper, glass, certain metals and rigid plastics like water bottles. With most waste streams, however, it’s cheaper to make new products from virgin materials than it is to collect, sort, transport and recycle. We address these economics by providing premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use. Through their engagement with TerraCycle and our recycling services, these parties achieve sustainability objectives and in some cases, increase their business or market share.

Principal Products and Services

In the United States, we currently operate four principal business divisions that generate revenue: Sponsored Waste Programs, Zero Waste Boxes, Material Sales, and Regulated Waste.

Sponsored Waste Programs

Sponsored Waste Programs are turnkey programs we design and administer for manufacturers/brands that seek to recycle their products or packaging. For example, Colgate has contracted with us to set up a national recycling program to collect and recycle its oral care products and packaging. These programs are free to the public and offered on our website, www.TerraCycle.com.

Everyone, including individuals, schools, office building, municipalities, may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free UPS mailing label downloaded from our website.

In return, the collector receives “TerraCycle charity points.” These points are awarded based on the net weight of the waste items collected. Although programs differ, the points can usually be converted into a $0.02 payment per waste item collected to a charity or school designated by the collector.

The cost of shipping the waste to our warehouse and recycling center, storage, recycling, and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as significant marketing and promotional services. Through our engagement with the public in our collection network, the sponsoring brands receive positive recognition in the press and social media for their role in enabling recycling of otherwise non-recyclable waste.

The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular waste from which we can recycle into new materials. We arrange for the waste to be transported and recycled from the warehouses to a third-party recycling facility. We pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. In the recycling process, approximately 3% waste is accepted and typically includes purges as well as various non-compliant materials. To our knowledge this is accepted as an industry standard.

As of December 31, 2018, we have over 80 brand sponsored national recycling programs, operating in 48 states. These programs generated $7.063 million in revenue in 2018.

Zero Waste Boxes

Zero Waste Boxes can be used to collect a specific waste stream (like coffee capsules) or a category of waste (such as non-compostable kitchen or bathroom waste). Whereas Sponsored Waste Programs are paid for by the sponsoring brand and are free to the collector, Zero Waste Boxes are paid for by the collecting customer.

We sell these boxes directly to end users through our website, resellers (like Amazon and Staples), and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and whether sorting is needed.

The boxes are affixed with a pre-paid shipping label. Once a box is filled with the specified waste, the customer would arrange a UPS delivery of the box to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials for sale by our Materials Sales department.

Similar to the waste items collected from the brand sponsored programs, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. We will pay the third-party recycling center to clean, shred and recycle the waste into new plastic pellets according to our specification. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

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We currently offer more than 100 categories of publicly offered Zero Waste Boxes on our website. This division generated $3.614 million in 2018 sales.

Materials Sales

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the Sponsored Waste and Zero Waste Box programs. For example, coffee capsules often include both plastic and metals, as well as coffee grounds. Pens generally include a range of plastics and metals. In almost all cases, all plastics are turned into new plastic pellets that can be used to make new products by third-party manufacturers, and metals are separated and sold on to buyers of recycled metals. Organic materials such as coffee grounds and cigarette ash are separated and sent to composting. A small percentage of the materials we receive, such as purges (material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery) and non-compliant materials (approximately 3%) cannot be recycled and are sent to disposal.

Although we principally recycle plastic materials ranging from simple single-polymer items like Polypropylene (#5) to complex multi-layer items (that are categorized as Other (#5)), we also recycle complex streams like clothing, furniture, and electronics.

Our Material Sales team either sells the materials to a buyer before we incur the cost of recycling, in which case we pay a third-party recycler for the recycling, or we deliver the sorted collected materials to a processor that will recycle and sell the recycled materials to a manufacturer. The manufacturers then incorporate the recycled materials into new products.

In many cases, our Materials Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at headquarters, we are able to perform relatively sophisticated sample testing; we outsource any production work to strategic processors so that we can ensure that the sample meets client needs. When an order is ready to move into production, we move aggregated loads of materials from our storage facilities to one of several third-party processing (or conversion) facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet the specified deliverables of our clients. In many cases, the processed materials are then sent to our client’s third-party manufacturer for immediate incorporation into new products.

Our Material Sales division generated $2.269 million in revenue in 2018. Given that recycled materials are a commodity and thus pricing is dictated by market conditions, this division traditionally generates lower margins than other business divisions of the company that have more unique product offerings that can be priced at a premium.

Regulated Waste

We opened the TerraCycle Regulated Waste division as an extension of the Zero Waste Box division in November 2017, immediately after the acquisition of Air Cycle’s assets. The assets acquired from Air Cycle Corporation comprised all of Air Cycle’s tangible assets such as machinery, furniture, fixtures, supplies and certain inventory, the rights of Air Cycle under its contracts, it intellectual property and its books and records.

The Regulated Waste division includes: the sale of boxes for the pre-paid return of light bulbs and electronics, and bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels (here, the same materials are collected as single pallets on the small side or as truckloads on the larger side); and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled in the division’s Chicago area office.

Consistent with its practices in other operating divisions, TerraCycle does not own and operate universal waste processing facilities; rather, all collected waste is shipped directly to third-party EPA registered universal waste processing companies.

This division generated $7.112 million in sales in 2018.

Market

Outside of the Regulated Waste division, most of our revenue is generated by the Brand Sponsored Collection Programs and by over 80 sponsoring brands. We rely on some of our major brand partners, Procter & Gamble, Garnier, Bausch & Lomb, Santa Fe Natural Tobacco, Colgate, Mars, Tom’s of Maine, Kiehl’s, and Entenmann’s, for the steady revenue generated by this business.

We do not rely on any particular customer for our Zero Waste Box business.

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Green Mantra, Nexus Fuels, Akshar Plastics and the Ultra Poly Corporation were our top two buyers for our Material Sales business in 2018.

Sponsored Waste Programs

We believe that our Sponsored Waste Program has a unique business model and therefore has no direct competition.

In many ways, our Brand Sponsored Collection business model is an aggregation of several types of business, allowing us to engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products (brands) and help them implement sustainability initiatives as part of their marketing objectives. We are also an operations and logistics company managing hundreds of thousands of pick-ups, check-ins, sorting, warehousing, recycling and delivery of recycled materials nationally. Additionally, we conduct research and development activities to evaluate waste streams before we contract to collect and recycle a particular type of waste, which has resulted in our developing innovative and pioneering recycling solutions for previously non-recycled waste streams.

Because our unique business model incorporates marketing and public relations services, our customers experience market related benefits accompanying the resultant sustainability gains. These benefits justify their covering the costs of collecting and recycling traditionally “non-recyclable” waste streams, which, TerraCycle implements without either losing money or obtaining government or charitable subsidies. We believe that no other companies currently collect and recycle most of the waste streams that we principally focus on.

Zero Waste Box

Similar to the Sponsored Waste Program, this division focuses on recycling waste streams that are rarely recycled, such as factory gloves, coffee capsules, etc. There is not much economic incentive to collect and recycle them; we are not aware of much competition for any of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste.

Regulated Waste

There is, however, significant competition in the Regulated Waste space, as there are companies, many much larger than us, that collect and process universal waste. We believe, however, that we will be able to grow a significant universal waste business, differentiating ourselves from the competition because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients.

Material Sales

TerraCycle does not sell traditional commoditized plastics like HDPE (milk jugs) and PET (soda/water bottles). We sell traditionally non-recyclable plastics to processors and end users in the United States. Generally speaking, these materials are not in high demand; it takes a unique pitch to convince an outside company to use these materials in their supply chain. While there are plenty of other recyclers that process and sell traditional commoditized plastic, we believe TerraCycle is uniquely positioned to corner the market for non-traditional items. Our business model, starting with the front-end collection programs, gives our Material Sales team the flexibility to move material downstream using a wide range of options and pricing.

As part of P&G’s campaign to use recycled beach plastic for its shampoo, laundry detergent, and dish soap bottles, we (and our parent) are now leading one of the world’s largest beach/ocean plastic collection efforts through a range of non-government organizations in multiple countries. While there is competition in the space of recycling and selling storied plastic, we believe there is little comparison in terms of broad public engagement and scale.

Research and Development

In 2017 and 2018, in addition to a dedicated staff that utilizes owned and leased equipment to evaluate and combine various waste streams, we spent $107,000 and $41,000, respectively, in third party laboratories for research and development. These amounts include the R&D expenses allocated to us by the parent company and the $93,000 in 2017 and $37,000 in 2018 incurred directly by our operating subsidiary. Our R&D activities analyze waste streams to evaluate the cost of recycling before we price a collection program for a given waste stream. We expect to continue to expend similar amounts for R&D activities in 2019. It should be noted that most US waste companies are focused on the landfill business, so their principal function is move waste from collection locations to disposal destinations. Very few have R&D departments to innovate on new life for used waste streams.

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Employees

We contract for approximately 60% of the time of our parent company’s employees (discussed in more detail under the “Interest of Management and Others in Certain Transactions” below). Additionally, we have 52 full-time employees and no part-time employees working out of Trenton, NJ.

Regulation

Our core business is to offer a service to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations, as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, TerraCycle provides solutions for materials that have slightly hazardous qualities such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo and “TerraCycle”, “ELIMINATING THE IDEA OF WASTE”, “Brigade”, and “Outsmart Waste”.

Neither we nor our parent hold any patents and have not applied for any patents.

Litigation

We are not involved in any litigation and we are not aware of any pending or threatened legal actions.

The Company’s Property

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. Certain areas of the buildings are not yet insulated or set up with heating and cooling. As we grow, it will be important to make improvements to expand the workspace in the buildings. The buildings are estimated to be valued at $1 million. There are two mortgages on the buildings totaling to approximately $490,000 as of December 31, 2018. We receive revenue from our parent company for its pro-rata use of the buildings.

We lease a warehouse located at 57 North Johnston Avenue, Hamilton, NJ. We also use third-party warehouses located in Williamsport, MD, Madison, IL, Bloomington, IL and Three Rivers, MI.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2017 and December 31, 2018 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Discussion of Financial Results

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

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Operating Results

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste Collection Programs, Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales increased to $20,042,716 for the year ended December 31, 2018 from $13,727,671 for the year ended December 31, 2017, an increase of $6,315,045 or about 46%. The increase was driven by:

•	Sponsored Waste Collection Programs posting approximately $416,000 in increases, primarily due to new program launches.

•	Zero Waste Box revenues increasing by approximately $1,731,000, driven by the continued expansion of this business and the growth a large corporate account with one brand.

•	An approximate $6,109,000 increase in sales for Regulated Waste, due to the timing of revenue recognition in that in 2017 we only recognized two months of revenue in this division based on the date on which the assets of Air Cycle Corporation were acquired.

Those increases were partially offset by a decrease of approximately $1,683,000 in Material Sales, which reflects the fact that large deals accounted for in the 2017 results were not repeated in 2018, as well as a decrease of approximately $259,000 in sales classified as corporate which were primarily a result of adjustments to take management reporting to US GAAP

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues increased to $10,672,812 for the year ended December 31, 2018 from $8,179,980 for the year ended December 31, 2017, an increase of $2,492,832 or about 30%. The increase in cost of revenues was primarily due to:

•	Approximately $660,000 processing costs associated primarily with higher volume of the Zero Waste Box business which was partially offset by lower processing costs.

•	Approximately $3,330,000 related to Regulated Waste revenue associated with the higher revenue.

•	Approximately $300,000 in Corporate COGS primarily form adjustments to take management reporting to US GAAP reporting.

Those increases were partially offset by:

•	Approximately $650,000 decrease in costs related to Sponsored Waste, due to a combination of lower overall processing costs.
•	Approximately $1,150,000 lower costs associated with the lower Materials Sales revenue.

Our gross profit was $9,369,904 for the year ended December 31, 2018 compared with $5,547,691 for the year ended December 31, 2017, a 69% increase. Gross margins increased to 46.8% for the year ended December 31, 2018 from 40.4% for the year ended December 31, 2017.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $7,586,701 for the year ended December 31, 2018 and $4,625,528 for the year ended December 31, 2017, an increase of $2,961,173 or about 64%. The primary factors for this increase were:

•	Approximately $500,000 in higher employee costs.
•	Approximately $2,050,000 related to the acquired Regulated Waste business.
•	Approximately $105,000 related to bad debts.
•	Approximately $200,000 of higher TCI management and IP licensing fees, in part related to the higher revenue of the business.
•	Approximately $115,000 related to technology expenses.

Other expenses consist of interest expense and foreign currency exchange. Other expenses increased to $166,549 for the year ended December 31, 2018 from $58,287 for the year ended December 31, 2017. The primary driver of this increase was the approximately $111,000 increase in interest attributed to the seller’s note used to finance the acquisition of the Air Cycle (“ACC”) business discussed below. The increase was partially offset by an approximately $3,000 decrease in foreign currency exchange costs, mainly derived from our transactions with Canadian vendors.

The company recorded a provision for income tax of $536,361 and $675,735 for 2018 and 2017, respectively.. The company is part of the consolidated tax return of its parent company, TCI, and as such, the parent includes the company’s taxable income or loss on its income tax returns. The company signed a Tax Sharing Agreement with its parent company effective January 1, 2017 by which the company pays the parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. The 2018 tax provision includes $393,050 corresponding to the taxes it owes TCI pursuant to the tax sharing agreement, and $143,311 deferred income taxes.

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As a result of the foregoing, the company’s net income increased to $1,080,294 in 2018 from $188,141 in 2017.

Liquidity and Capital Resources

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on April 1, 2029. As of December 31, 2018, the outstanding principal on that loan was approximately $228,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of December 31, 2018, the outstanding principal on that loan was approximately $262,000.

On October 31, 2017, the company entered into a promissory note payable for the acquisition of ACC. The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the company to repay this loan during 2018 with the expected proceeds of the capital raise. The amount outstanding under the promissory note payable was approximately $2,252,000 at December 31, 2018.

The company contracts with various third party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expires on January 31, 2020. The total amount paid for that lease for 2018 was $208,521.

Liquidity and Capital Resources

The company launched a Regulation A offering in January 2018. As of December 31, 2018, the company had $2,575,000 in escrow from the sale of securities in that offering and another $300,000 pending the Know Your Client compliance process administered by our broker-dealer.

As of December 31, 2018, we had $998,497 of cash. Management believes that the company’s existing cash balances at December 31, 2018, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future.

Subsequent Events

On January 9, 2019, the company elected to hold a partial closing of its Regulation A offering. The company’s net proceeds from the closing was approximately $2,596,000. On April 5, 2019, the company elected to hold a second partial closing of its Regulation A offering. The company’s net proceeds from the second closing was approximately $900,000. As of April 15, 2019, the company had $200,000 in escrow from the sale of securities in that offering and another $25,000 pending the Know Your Client compliance process administered by our broker-dealer.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.35%

The company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $258,595 balance using the line of credit.

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Management’s Report

In 2018 we surpassed $20 million in revenue in the US for the first time in our history. TerraCycle’s business continues to diversify with more program offerings across many lines of business. We have added many new partners to our Sponsored Waste, Zero Waste Box, Materials Sales and Regulated Waste divisions. Existing brand partners continue to move to longer-term multi-year contracts at the same time that new partners are most often entering the TerraCycle platform with a three-year commitment. Media coverage generated by TerraCycle for our work and for our partners has once again surpassed the previous year’s record.

Finance Updates

Audited 2018 revenue was just over $20 million, up more than $6 million from 2017 with the majority of the increase coming from the acquired revenue from the Regulated Waste business (Air Cycle asset purchase).

By Line of Business (LOB) performance, our largest business unit, Sponsored Waste (grew by $400,000 from $6.6 million to $7.1 million.  The Zero Waste Box business almost doubled from $1.9 million to $3.6 million with growth coming from new corporate accounts (notably Subaru), as well as the expansion of our individual e-commerce consumers.  The Material Sales division declined by -$1.6 million to $2.3 million, as one-off deals with major retailers IKEA and Target were not repeated in 2018. The Regulated Waste business (Air Cycle assets acquisition of late 2017) was stabilized after modest revenue decline prior to our purchase; and while revenue in that division was essentially flat in 2018, our management achieved a number of important cost reductions, improving its profitability.

TerraCycle ended 2018 with profits of $1.1 million on an after-tax basis.

Brand Partnerships (and Business Development)

Revenue from our largest US business unit grew by 6%. The growth was driven by a combination of new programs with both large (Church & Dwight, Hasbro, L’Occitane) and small (including independent brands like Late July Snacks, Calbee North America and OFD Foods) brands in addition to significant growth from larger existing clients.

As we have consistently reported over the past couple of years, our trend of moving existing partners into multi-year / longer-term contracts not only stabilizes income, but it weaves TerraCycle’s programming deeper into the DNA of our longstanding customers. Sante Fe Natural Tobacco (part of RJ Reynolds) recently extended their partnership for a new 5-year term and increases their total annual TerraCycle budget to $950,000. In addition, Bausch & Lomb renewed their initial 2-year agreement for a new 3-year term, increasing its total annual budget to $635,000.00. Garnier signed a 2-year extension (annual invoice total of $550,000) and Brita also extended their contract by 3 years (increasing their total annual budget to $250,000).

Program Activation Highlights

•	Between August and September of 2018, all L'Occitane stores across the US (181 stores) actively promoted the TerraCycle partnership and recycling program through window messaging and in-store signage as part of their Refill, Recycle, Rethink campaign.

•	For 2019, Kiehl's increased their variable budget by $15,000 to account for growth across stores and increased engagement in the program.

•	Garnier and TerraCycle donated and installed three recycled gardens in 2018 alone (the highest number of gardens ever installed in a single year), bringing the grand total of community garden donations to date to twelve.

•	Other notable programs launched in late 2018, were: Playa Beauty to recycle hair care packaging, EOS to recycle personal care packaging, Royal Canin to recycle pet food packaging, Late July to recycle snack bag packaging.

Collection Highlights

•	In 2018, Clif Bar exceeded an exciting milestone of collecting and recycling 50 million wrappers through the Energy Bar Wrapper Recycling Program since its inception with TerraCycle.

•	Entenmann's Little Bites hit an impressive 4 million-collection milestone in October 2018.

•	In September 2018, Garnier hit the collection milestone of 11 million empties collected and recycled through the Personal Care and Beauty Waste Recycling Program.

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Top performing/emerging programs:

•	The GoGo squeeZ Recycling Program (US) saw its highest collections in 2018 since launching in 2011, collecting and recycling over 1 million snack pouches in a single year for the first time. Through December 2018, the recycling program collected and recycled over 4.7 million snack pouches.

•	The Colgate Oral Care Recycling program hit a milestone of 3.5 million pieces of oral care waste recycled in Q3 2018.

•	The Open Farm Recycling Program saw its highest collections in 2018 since launching in 2015 with a 63% increase in collections in 2018 compared to 2017 for a cumulative total of 104,138 pet food bags.

•	The Brita Recycling Program has seen a 47% increase in overall collections from 2017 to 2018. This program continues to be a very popular among consumers and over 88,000 filtration products have been recycled since launching in 2013.

•	Bausch and Lomb has been recognized in the media as an industry leader in the fight against improper contact lens disposal. Since the program launched in November 2016, nearly 7 million contact lenses have been collected and recycled. This momentum encouraged the brand to sign the 3-year extension (as noted) with category exclusivity and allocate more than $500,000 to recycling in 2019.

Recent brigade launches with new streams, and why they’re exciting

•	Dixon Ticonderoga, a US-based office and art supplies maker, revamped their previously-existing collection program for Prang art markers to recycle for an expanded product line. The Dixon Classroom Recycling Program, launched in October 2018 on the TerraCycle website, now collects highlighters, pencils, paint kits, crayons, glue sticks, erasers, and colored pencils that fall under the Dixon-Ticonderoga group of brands.

National Awards/recognition/success for trade marketing programs

•	Honest Kids launched the first retail activation of its 10-year partnership with us on Walmart.com bringing in an incremental $22,500 in revenue. The e-commerce promotion which ran from August through October 2018, allowed anyone to download a free shipping label on Walmart.com to recycle their drink pouches. Over 120,000 drink pouches have been recycled and over 8 million social media impressions.

•	Colgate ran the 4th Meijer and 5th ShopRite playground promotions last year, which earned them incremental displays at retail locations and generated increased sales. Colgate also increased its budget on the playground promotions from $122,000 to $162,000.

•	Colgate also added a fourth retail promotion in 2018 and gained incremental display space at ShopRite for a second period in 2018. The Colgate Save Water program generated an incremental $50,000 for TerraCycle and encouraged shoppers to pledge to save water on behalf of their favorite schools between July and September. The top two schools with the most pledges won recycled gardens and a third garden was donated to a school in Newark NJ. Shoppers pledged to save over 116,000 gallons of water and Colgate saw an increase in sales revenue during the promotional period.

•	Colgate also ran the 2nd Sam’s Club Replace and Recycle program at locations across the US once again providing consumers with an easy way to recycle their oral care waste and donate upcycled school supplies to kids in need. TerraCycle earned an incremental $13,000 in revenue for the program.

Zero Waste Boxes

During 2018, our ZWB division entered into several new partnerships with businesses, events, and retailers across multiple industries (as further illustrated in the chart below). Sales with existing clients continue to increase as we build out a suite of account services. In 2018, TerraCycle and Subaru launched the first recycled products catalog, allowing the more than 700 Subaru retailers to order custom TerraCycle products. The products range from picnic tables and park benches to climbing forts and bracelets, all made from the waste collected at Subaru retailers. Zero Waste Box sales on our e-commerce platforms also continue to see rapid growth with sales exceeding $150,000 per month.

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New ZWB Programs Launched in 2018:

Conglomerate/Brand	Sale Type	Waste Stream
bareMinerals	Retail	Personal Care and Beauty Products
Mastercard	Direct	Break Room
EarthHero	Relist	Various Waste streams
Purina University	Direct	Pet Food Packaging
Chanel	Retail	Personal Care and Beauty Products
Rubicon Global	Relist	Various Waste streams
UC San Diego	Direct	Plastic Packaging and Name tags
NYC Mayors Office	Direct	Plastic Packaging
Cintas	Relist	Polybags
Filabot	Relist	3D Printing Materials
Nature’s Path	Direct	Candy and Snack Wrapper
Under Armour	Direct	Shipping Materials
Vail Resorts	Direct	Plastic Grocery Bags
Juul Labs	Direct	Nicotine Pods and Electronic Cigarettes

Materials Sales

The Material Sales division generated just over $2.3 million in revenue for 2018. Although overall revenue was down from 2017, due to the 2017 non-recurring one-off deals with major retailers IKEA and Target ending, 2018 was marked by new business on the sale of recycled plastics and reduction in year-over-year warehouse spend.

2018 also saw the Material Sales team grow relationships with new customers such as Chanel, the US Soccer Foundation, and P&G. Large volume recycling programs, large volume recycled product orders, and multi-ton orders of beach plastic from a variety of customers should provide a solid foundation for the division to grow revenue in 2019. The group will prioritize its focus on its two most profitable business offerings – sales in beach/ocean plastics collections and direct-to-recycling programs for freight volumes.

Regulated Waste (Air Cycle asset acquisition)

The TerraCycle Regulated Waste line of business reflected a strong first full year under TerraCycle leadership. While revenues declined slightly, profitability improved. The primary factors that contributed to this improvement were the elimination of external marketing services; reduction in executive overhead, improved pricing models and better controls over processing and logistics costs.. In 2019, we expect to see continued improvement in these areas as SAP integration was implemented in January of this year and should result in streamlined administration functions as well as better reporting metrics for the business managers. It is worth noting, that with the exception of one officer (the head of sales), who left the company prior to acquisition, all other prior Air Cycle staff remain and have become more productive under Teracycle’s leadership.

Communications

TerraCycle’s U.S. Public Relations platform once again exceeded the previous year’s media placements, having surpassed 2017’s total in June 2018. There were more than 5,600 media placements that mentioned TerraCycle in 2018, which represents a 56% increase over the previous year. Our partners increasingly seek to promote their involvement with us as Subaru, Bausch + Lomb, Tom’s of Maine, Garnier, Hasbro and REN were among those issuing press releases to highlight important partnerships.

TerraCycle and Tom continued to receive awards including the BIG Innovation Award, PAC Global Leadership Best in Show, and the Ernst & Young Entrepreneur of the Year regional winner.

Work finished on TerraCycle’s fourth book, which was available for pre-orders on Amazon.com at the end of the year. Titled “The Future of Packaging: From Linear to Circular,” it includes Tom and fifteen other industry leaders as co-authors. This is a timely release as there is much discussion in the industry about trying to stem the tide of plastic pollution and the issue of single-use disposable packaging.

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Other Trend Information

Tax Sharing Agreement

●	We have executed a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company would consolidate the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provides for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. In the event and as of such date as we sell more than 20% of our total shares to investors in our Regulation A offering, our taxable income would not be consolidated with the parent company and thus would be taxed in a separate federal filing by us.

●	Unless and until we sell 20% of total shares to investors in our Regulation A offering, our taxable income will be consolidated with the taxable income of the parent company. If taxes are due, our parent company will make the tax payments on behalf of the consolidated group or utilize accumulated Net Operating Losses to reduce the parent company’s consolidated tax liability. Alternatively, if taxes are due, our parent company will make the tax payments on behalf of the consolidated group. The Tax Sharing Agreement will allow our parent company to charge the taxes on our taxable income to us, and we will reimburse our parent (in cash) for taxes it otherwise would have paid if our taxable income was not consolidated with the parent. Our federal tax for will be calculated on a separate company basis and any tax so calculated will be paid to the parent.

●	Under current New Jersey tax law, there is no provision for consolidated filings of our taxable income with the parent; therefore, the Tax Sharing Agreement will not be applicable for New Jersey State taxes.

●	Where other states do require a consolidated or combined filing, a similar separate company basis will be applied pursuant to the Tax Sharing Agreement.

General Market Trends

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

Item 3. Directors and Officers

The table below sets forth the directors of our company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)

Tom Szaky	Director	TerraCycle US Inc.	36	August 2017
Richard Perl	Director	TerraCycle US Inc.	61	November 2017
Javier Daly	Director	TerraCycle US Inc.	64	November 2017
Daniel Rosen	Director	TerraCycle US Inc.	36	November 2017
David Zaiken	Director	TerraCycle US Inc	66	November 2017
Udi Laska	Director	TerraCycle US Inc	69	November 2017
Tom Miller	Director	TerraCycle US Inc.	64	November 2017
Marian Chertow	Director	TerraCycle US Inc.	63	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

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Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	36	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	61	February 2008
Javier Daly	Chief Financial Officer	TerraCycle, Inc.	64	September 2011
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	36	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	36	January 2003
Edith Stein	Director	TerraCycle, Inc.	81	March 2018
Royce Flippin	Director	TerraCycle, Inc.	84	April 2004
Steven Russo	Director	TerraCycle, Inc.	57	August 2009
Brett Johnson	Director	TerraCycle, Inc.	48	August 2009
Stephen Baus	Director	TerraCycle, Inc.	53	June 2011
David Zaiken	Director	TerraCycle, Inc.	66	September 2013

Significant Employees:
Ernel Simpson	VP R&D	TerraCycle, Inc.	68	February 2010
Kevin Flynn	VP Operations	TerraCycle, Inc	38	April 2008
Michael Waas	VP Brand Partnerships	TerraCycle, Inc.	35	April 2008
Brett Stevens	VP Materials Sales & Procurement (also, VP of Global Administration since 2010)	TerraCycle, Inc.	32	May 2014
Rhandi Goodman	VP Zero Waste Boxes (previously Director of Customer Service, since 2009)	TerraCycle, Inc.	32	January 2014
Anthony Rossi	VP Business Development	TerraCycle, Inc.	35	August 2014
Liana Scobie	Global Director, Staff and Administration	TerraCycle, Inc.	30	October 2011

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker, who oversees one of the world’s few green multinational companies. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio) and “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

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Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard met Tom and joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 35 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Javier Daly, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Javier has been the Chief Financial Officer at TerraCycle, Inc. since September 2011. Prior to that, he was the CFO of the American Red Cross COE of New Jersey (January 2010 to August 2011), leading the restructuring of the ARC New Jersey’s 15 chapter financial operations from multiple accounting, payroll and banking systems into one center. From October 2006 until September 2009, he was the CFO of the Pharma Unit of Wolters Kluwer Health, overseeing its global operations. From September 2002 until September 2006, he held senior financial positions at DHL-Deutsche Post, initially as its VP Accounting for the US, then as CFO for the DHL Express Latin American operations. From January 1998 until September 2002 he was CFO Latin America for Clorox. From January 1978 until December 1997, he held finance positions of increasing responsibilities at Procter & Gamble, the latest one as its CFO for the Paper Sector Latin America. He has a MA in International Affairs from Ohio University and a BS in Economics from Universidad Catolica del Peru.

Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Managing Director at Grant Thornton LLP, Washington National Tax Office focusing on International Tax and financial matters.  Prior to joining Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin. David filed a petition under the federal bankruptcy laws in May 2017.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

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Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Ernel Simpson, Global Vice President, Research and Development of TerraCycle, Inc.

Ernel is the Global Vice President of Research and Development of TerraCycle, Inc. He has served in this position for the past three years and has been with the company for the last seven and a half years. With more than 40 years of industrial experience, Ernel spent six years at Johnson & Johnson Pharmaceutical Research and Development and was also previously employed at The DuPont Company, Xerox Corporation, Rohm and Haas and Arco Chemical Company. He has three US Patents and seven World Intellectual Property Organization (WIPO) Patents.

Kevin Flynn, Global Vice President, Operations of TerraCycle, Inc.

Kevin is currently the Global Vice President for Operations of TerraCycle, Inc. He joined TerraCycle, Inc. to run Operations in January of 2008 with the launch of our Brand Partnerships division.  In this capacity, he has developed TerraCycle’s business operations and supply chain as we have added revenue, additional business units, recycling capacities and global reach.  Prior to joining TerraCycle, Inc., he operated a family construction company in Dallas, TX from 2004-2008 where he oversaw day-to-day operations, labor and construction planning.  He studied Philosophy and Theology at Franciscan University in Steubenville, Ohio.

Michael Waas, Global Vice President, Brand Partnership of TerraCycle, Inc.

Michael is currently the Global Vice President of TerraCycle, Inc. for Brand Partnership. He joined TerraCycle, Inc. in 2008 to support one of the company’s first national recycling partnerships, and has since played a key role in leading the expansion of TerraCycle’s Brand Partnership platform globally. Prior to joining TerraCycle, Inc., Michael earned a B.S. in Political Science, History, and Music, and a M.A. in Political Science from Central Michigan University.

Brett Stevens, Global Vice President, Materials Sales and Procurement of TerraCycle, Inc.

Brett is currently the Global Vice President of Material Sales and Procurement of TerraCycle, Inc. He has served in that position since June 2014, though he has been with the company in other capacities since 2009. As a result, he has a deep knowledge of TerraCycle programs and the different business units that allow them to function. Prior to joining TerraCycle, Inc., Brett was a pharmaceutical account representative for a medical education company. He holds a BS degree in Business Administration, with a concentration in Management, from Monmouth University.

Rhandi Goodman, Global Vice President, Zero Waste of TerraCycle, Inc.

Rhandi is currently the Global VP of Zero Waste of TerraCycle, Inc. She has served in that position for four years, from September 2013 to the present date. Prior to launching the Zero Waste division, she was the Director of Operations for TerraCycle, Inc. from September 2008 to October 2013, managing the logistics for 30+ programs across 17 countries. In that position, she was responsible for managing the TerraCycle website, vendor relationships, metric reporting and invoicing.

Anthony Rossi, Global Vice President, Business Development of TerraCycle, Inc.

Anthony has been with TerraCycle, Inc. for more than 4 years. Before leading the global business development team, Anthony was a member of TerraCycle Canada’s business development team in Toronto. Prior to joining TerraCycle, Inc., Anthony worked in the Business Development departments for a law firm with offices all over North America and Europe. Anthony holds a BA from the University of Western Ontario and a MSc in International Management from the Ecolé Superieur de Commerce de Dijon Bourgogne.

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Liana Scobie, Global Director, Staff and Administration of TerraCycle, Inc.

Liana has served as TerraCycle, Inc’s Global Director for Staff and Administration overseeing both Human Resources and the budget process working closely with the Chief Financial Officer since 2015. Liana has been with TerraCycle, Inc. since 2011, working in the Executive Department before taking on her current role. Prior to joining TerraCycle, Inc, Liana worked in sustainable business and regenerative finance for several startups. Liana holds a B.A. in Sociology from Colorado College and Professional Certificate in Financial Analysis from NYU SCPS.

Royce Flippin, Director of TerraCycle, Inc.

Royce has been a Director at TerraCycle, Inc. since 2004. Royce holds a BA from Princeton University and MBA from Harvard Business School. During his career, Royce served in the US Marine Corps, was an investment counselor at Smith Barney and also served as Director of Athletics at both Princeton University (1972-1980) and Massachusetts Institute of Technology (1981-1993) before completing his career at the MIT Office of Development. Royce has devoted time over recent years to various business consulting endeavors and serving on a number of company boards.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Stephen Baus, Director of TerraCycle, Inc.

Steve has served on TerraCycle, Inc. Board of Directors since 2011.  Steve is currently the Managing General Partner of JH Partners.  Prior to joining JH Partners, he was the CEO of Excel Services from and a General Partner at Platinum Equity.  Steve holds a BA from U.C. Berkeley and an MBA from The University of Pennsylvania.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(2)	Total compensation ($)
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$170,121	(1)	N/A	$170,121
Richard Perl	TerraCycle, Inc.	Chief Administrative Officer	$135,037	(1)	N/A	$135,037
Javier Daly	TerraCycle, Inc.	Chief Financial Officer	$132,632	(1)	N/A	$132,632

18

(1)	TerraCycle, Inc. is the employer of the executive officers, from which we contract for about 54.5% of the executive officer’s time. Compensation shown is the pro rata amount of compensation allocated to us.

(2)	The executives also received medical and health benefits, generally available to all salaried employees.

Our parent company did not provide any cash compensation to its board members for year 2018. Each parent company board member was awarded 12,500 shares of options to purchase our parent company's stock at strike price for each of the three board meetings attended.

We awarded our non-management board members with 20,000 shares of options to purchase our parent company’s stock for their 2018 service.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of December 31, 2018, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc.
	121 New York Avenue,
	Trenton, NJ 08638	500,000		N/A	100%
Class A Preferred Stock	JH Terra, LLC
	451 Jackson Street,
	San Francisco, CA 94111	26,396	(1)	N/A	50.42%

(1)	Does not include the 7,786 shares sold in the Regulation A offering.

The following table sets out, as of December 31, 2018, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	Tom Szaky	Common:	Common:	Common:
	1254 River Road	5,472,134	13,870,240 (1)	64.96% (3)
Titusville, NJ 08560
Common, Preferred: Series A, B, C & E	Martin and Edith Stein Special Trust	Common:	Common:	Common:
	21331 Greenwood Court,	4,714,286	14,288,893 (2)	62.93% (3)
	Boca Raton, FL 33433	Preferred Series:		Preferred Series:
		A: 7,142,857		A: 47.70%
		B :6,228,797		B: 26.33%
		C: 400,000		C: 15.0%
		E: 416,665		E: 3.08%
Common, Preferred: Series E	All Executive Officers and	Common:	Common:	Common
	Directors of TerraCycle US Inc.	6,766,884	15,975,196 (1)(2)	71.33% (3)
		Preferred Series:		Preferred Series:
		E: 69,444		E: 0.51%

19

(1)	Acquirable from the exercise of options
(2)	Acquirable from the conversion of preferred shares

(3) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

Item 5. Interest of Management and Others in Certain Transactions

Operational Support Services Agreement

We have entered into an “Operational Support Services Agreement” with our parent company, TerraCycle, Inc. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, Brand Sponsored Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, TerraCycle, Inc. employs about 45 staff. This team of staff employed by the parent company (“Global Services Team”) is dedicated to serving all of our parent company’s subsidiaries in all countries, including us. We draw upon the Global Services Team in the same manner as other subsidiaries outside of the US. We, therefore, share the cost of the Global Services Team on a pro rata basis. In addition to the actual cost of the Global Services Team, our parent company also charges a 6% mark-up on the costs related to services rendered for: (1) business development, (2) Brand Sponsored Collection Program management, (3) engineering services, and (4) executive services. The pro rata cost and fees allocated to each of the parent company’s subsidiary is determined by the individual subsidiary’s revenue compared to the total revenue generated by all of subsidiaries. For the fiscal years 2017 and 2018, our pro rata share of the cost and fees of the Global Services Team was 54.5%, which is based on the fact that US revenue was approximately 54.5% of the total revenue generated by all of subsidiaries globally. For the fiscal years 2017 and 2018, we paid our parent company a total of $3,165,000 and $3,210,000, respectively, for the services we received from the Global Services team. We anticipate our pro rata share will decrease to 52.5% for fiscal year 2019.

Company Funding to the Parent

On a regular basis, we advance fund to our parent to cover items such as payroll. At December 31, 2017 and December 31, 2018, we had net receivables from our parent recorded in the amount of $2,356,025 and $2,708,649 respectively. We do not charge any interest for such advances.

Brokerage Services

Since August 2018, one of our directors, Udi Laska, has been heading and supervising the investment banking activities of the placement agent in our Regulation A offering, Strategic Capital Investments, LLC.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for our pro rata use of the office space. In fiscal years 2017 and 2018, our parent company paid us $521,000 and $609,000 in rent, respectively.

Item 6. Other Information

None.

20

Item 7. Financial Statements

TerraCycle US Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

21

TerraCycle US Inc. and Subsidiaries

22

Independent Auditor's Report

Board of Directors

TerraCycle US Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of TerraCycle US Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerraCycle US Inc. and Subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Blue Bell, Pennsylvania

April 29, 2019

23

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2018	2017
Assets
Current Assets
Cash	$998,497	$992,052
Accounts receivable, net of allowance to doubtful accounts of $94,904, 2018 and $22,273, 2017	2,630,717	1,964,395
Related party receivables, net	2,651,889	2,130,847
Inventory, net	921,255	979,171
Deferred tax asset	411,246	666,358
Prepaid expenses and other current assets	675,758	428,645
Total current assets	8,289,362	7,161,468
Related party receivables long term	239,000	239,000
Property and equipment, net	1,266,909	1,241,301
Goodwill	953,455	953,455
Other intangible assets, net	1,435,900	1,539,700
Total assets	$12,184,626	$11,134,924
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$2,298,709	$2,751,157
Current portion of capital lease obligations	-	13,241
Accounts payable	449,660	652,042
Related party payables	108,649	-
Accrued redemption points	304,856	309,560
Accrued expenses and other current liabilities	1,363,522	894,410
Deferred income	2,630,224	2,606,501
Total current liabilities	7,155,620	7,226,911
Long-term debt, net of current portion	443,363	474,149
Total liabilities	7,598,983	7,701,060
Commitment and contingencies (Note 8)
Stockholders' equity
Common stock, par value $0.0001 per share; 1,500,000 shares authorized:
500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 34,182 shares issued and outstanding; $34,182 liquidation preference	3	3
Additional paid-in capital	3,245,670	3,245,670
Retained earnings	1,339,920	188,141
Total stockholders' equity	4,585,643	3,433,864
Total liabilities and stockholders' equity	$12,184,626	$11,134,924

See accompanying notes to consolidated financial statements.

24

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31,	2018	2017
Net sales	$20,042,716	$13,727,671
Cost of sales	10,672,812	8,179,980
Gross profit	9,369,904	5,547,691
Operating expenses
Selling, general and administrative expenses	7,586,701	4,625,528
Income from operations	1,783,203	922,163
Other expenses:
Interest expense	164,007	52,678
Foreign currency exchange	2,543	5,609
Total other expenses	166,550	58,287
Income before income taxes	1,616,653	863,876
Provision for income taxes	464,874	675,735
Net income	$1,151,779	$188,141

See accompanying notes to consolidated financial statements.

25

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity

	Common Stock		Preferred Stock		Additional Paid-in	Retained	Member's	Total Stockholders' and Member's
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity	Equity
Balance at January 1, 2017							$2,082,617	$2,082,617
Net Income						$188,141		188,141
Shareholder Exchange for Class A preferred issued			$3	34,182	$(3)			-
TerraCycle Inc capital contribution	$50	500,000			3,245,673		(2,082,617)	1,163,106
Balance at December 31, 2017	50	500,000	3	34,182	3,245,670	188,141	-	3,433,864
Net Income						1,151,779		1,151,779
Balance at December 31, 2018	$50	500,000	$3	34,182	$3,245,670	$1,339,920	$-	$4,585,643

See accompanying notes to consolidated financial statements.

26

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2018	2017
Operating Activities
Net Income	$1,151,779	$188,141
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	103,800	17,300
Depreciation	64,797	61,099
Deferred Tax Provision	255,112	496,727
Bad Debts	72,631	(21,616)
Loss on disposal of property and equipment	-	5,966
Changes in operating assets and liabilities:
Accounts receivable	(738,953)	61,484
Related party receivables, net	(521,042)	(104,490)
Inventory	57,916	(67,837)
Prepaid expenses and other current assets	(247,113)	(355,393)
Deposits and other assets	-	147,692
Accounts payable	(202,382)	63,713
Related party payables	108,649	(246,817)
Accrued expenses and redemption points	464,408	343,255
Deferred Income	23,723	(481,628)
Net cash provided by operating activities	593,325	107,596
Investing activities:
Acquisition of Air Cycle Corporation business	-	(525,000)
Purchase of property and equipment	(90,404)	(330,100)
Proceeds from the sale of property and equipment	-	11,200
Net cash used in investing activities	(90,404)	(843,900)
Financing activities:
Repayment of Air Cycle Corporation seller's note	(450,166)	(72,359)
Repayment of long-term debt	(33,069)	(30,861)
Repayment of capital lease obligation	(13,241)	(15,710)
Net cash used in financing activities	(496,476)	(118,930)
Net Increase (decrease) in cash	6,445	(855,234)
Cash, beginning of year	992,052	1,847,286
Cash, end of year	$998,497	$992,052
Supplemental disclosure of cash flow data:
Interest paid	$164,007	$54,619
Supplemental disclosure of noncash operating, investing and financing activities:
Note payable from Air Cycle Corp.	-	2,775,000
Common stock issued	-	50
Preferred stock issued	-	3
TerraCycle Inc. contribution of deferred tax asset	-	1,163,085

See accompanying notes to consolidated financial statements.

27

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has two US operating subsidiaries which are also 100% wholly-owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities. The consolidated financial statements represent full years of operations for LLC for the years ended December 31, 2018 and 2017.

The Company is a wholly-owned subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2018 and 2017, overhead charges, include primarily compensation and related benefits, were approximately $3,210,000 and $3,165,000, respectively. The overhead corporate charges were allocated to the Company based on their revenues relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers.

The Company acquired the business of Air Cycle Corporation (“ACC”) and operates under the TerraCycle Regulated Waste (“TCRW”) subsidiary of LLC. TCRW is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g. fluorescent lamps, batteries and e-waste).

2.	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of TCUSI and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

28

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2018 and 2017, the Company recognized a foreign currency transaction loss of $2,543 and $5,609, respectively.

Impairment of long-lived assets

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no events that would indicate an impairment as of December 31, 2018 and 2017.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with a high-credit quality financial institution. At times, cash may exceed federally insured limits. At December 31, 2018 and 2017, the Company had cash balances in excess of federally insured limits of approximately $750,000 and $800,000, respectively.

For the year ended December 31, 2018, the Company had five customers that represented approximately 18% of sales and at December 31, 2018 three of these customers and one additional customer represented approximately 28% of accounts receivable. For the year ended December 31, 2017, the Company had two customers that represented approximately 23% of sales and at December 31, 2017 had one additional customer that represented approximately 14% of accounts receivable. The Company routinely assesses the financial strength of its customers and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable as a charge to the allowance for doubtful accounts when, in the Company's estimation, it is probable that the receivable is worthless.

Revenue recognition

Revenue is recognized when all of these conditions are satisfied: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or the services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,056,000 and $1,050,000 is included in deferred income at December 31, 2018 and 2017, respectively.

29

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,574,000 and $1,550,000 is included in deferred revenue at December 31, 2018 and 2017, respectively.

Merchandise sold is recorded as revenue upon shipment.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods is stated at the lower of cost or net realizable value. A reserve is recorded when the Company determines inventory is obsolete or in excess of expected use.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred. Significant replacements and betterments are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill from the acquired Air Cycle Corporation business is not amortized and is subject to annual impairment testing. There was no impairment during the year ended December 31, 2018. Other identifiable intangible assets are amortized on a straight-line basis over a 15-year period. For the years ended December 31, 2018 and 2017, amortization expense amounted to approximately $104,000 and $17,000, respectively.

Advertising costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2018 and 2017, advertising expenses amounted to approximately $42,000 and $45,000, respectively.

Research and development costs

Research and development costs are charged to operations as incurred and amounted to approximately $37,000 and $93,000 for the years ended December 31, 2018 and 2017, respectively. These costs do not include research and development costs incurred by TCI which are proportionately allocated to the Company through the global management fee charge. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

30

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Shipping costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2018 and 2017, shipping and handling costs were approximately $2,392,000 and $1,920,000, respectively.

Income taxes

The Company is part of the consolidated tax return of the Parent Company and as such it includes the Company’s taxable income or loss on its income tax returns. The Company signed a Tax Sharing Agreement with its Parent Company effective January 1, 2017 by which the Company pays its Parent for the estimated income tax liability had it been a deconsolidated entity for income tax purposes. Prior to January 1, 2017, the Company was treated as a limited liability company for federal and state income tax purposes, and the Parent Company includes the Company’s taxable income or loss on its income tax returns.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken in the course of preparing the Parent Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2018 and 2017 tax years are still subject to tax examinations at the Federal, State, and local level.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2018, and 2017, this liability amounted to approximately $305,000 and $310,000 respectively.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

31

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

32

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.	Inventory

Inventory consists of the following:

December 31,	2018	2017
Raw materials	$753,916	$781,270
Finished goods	182,897	213,459
Total	936,813	994,729
Less reserve for obsolete inventory	15,558	15,558
Total	$921,255	$979,171

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

December 31,	Estimated Useful Lives	2018	2017
Land		$29,500	$29,500
Vehicles	5 years	36,432	6,800
Machinery and equipment	5-7 years	443,249	426,264
Buildings and improvements	39 years	1,308,871	1,308,871
Computer equipment	3-5 years	300,130	288,740
Furniture and fixtures	7 years	45,156	25,658
Total		2,163,338	2,085,833
Less accumulated depreciation and amortization		896,429	844,532
Total		$1,266,909	$1,241,301

For the years ended December 31, 2018 and 2017, depreciation expense amounted to approximately $65,000 and $61,000.

5.	Related Party Transactions

The Company entered into a lease agreement with a stockholder of the Company to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of December 31, 2018 and 2017 was $16,091 and $15,760 per month. For the years ended December 31, 2018 and 2017, rent expense paid to this stockholder was approximately $193,000 and $189,000, respectively. Future minimum lease payments are expected to be $209,183 per year through January 2020.

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. At December 31, 2018 and 2017 the Company has a net related party short term receivable from TCI recorded in the amount of $2,639,790 and $2,117,025, respectively, and an additional $239,000 in long term both years, with no stated repayment terms, and a net related party receivable from other subsidiaries of the Parent Company in the amount of $12,099 and $13,822 respectively. At December 31, 2018 and 2017 the Company has a net related party payable to other subsidiaries of the Parent Company in the amount of $108,649 and $0, respectively.

33

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company allocated approximately $398,000 and $481,000 for the years ended December 31, 2018 and 2017, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

6.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 7), cash of $525,000 and assumption of $22,000 of liabilities. The Company incurred acquisition-related costs of approximately $30,000. These costs are expensed as incurred.

7.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company. The amount outstanding under the mortgage note payable was approximately $228,000 and $246,000 at December 31, 2018 and 2017, respectively.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $262,000 and $277,000 at December 31, 2018 and 2017, respectively.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC. The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. The Company will repay this loan during 2019 with the proceeds of the capital raise (see Note 13). The amount outstanding under the promissory note payable was approximately $2,252,000 and $2,703,000 at December 31, 2018 and 2017, respectively.

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2018 are as follows:

Years ended December 31,	Amount
2019	$2,298,709
2020	48,746
2021	49,520
2022	50,329
2023	51,175
Thereafter	243,593
Total	$2,742,072

34

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

8.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 5). Total rent expense was approximately $609,000 and $521,000 for the years ended December 31, 2018 and 2017, respectively.

Future minimum lease payments are expected to be as follows:

Years ended December 31,	Non-Related Party	Related Party	Total
2019	$40,750	$193,092	$233,842
2020	-	16,091	16,091
Total	$40,750	$209,183	$249,933

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

9.	401(k) Plan

The Company participates in a 401(k) Plan sponsored by its parent company. The charge to expense for the Company’s matching contribution amounted to approximately $102,000 and $29,000 for the years ended December 31, 2018 and 2017, respectively. The plan covers eligible employees, as defined by the plan, who elected to participate.

10.	Income Tax Provision

The provision for income taxes consists of the following:

Year ended December 31,	2018	2017
Current:
Federal	$215,100	$142,629
State	(5,337)	36,379
Total current provision	209,763	179,008
Deferred:
Federal	202,184	492,252
State	52,927	4,475
Total deferred provision	255,111	496,727
Total income tax provision	$464,874	$675,735

35

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company's deferred tax assets for federal income taxes as of December 31, 2018 and December 31, 2017 consisted of the following:

At December 31,	2018	2017
Deferred tax asset:
Inventory reserve	$59,801	$158,470
Property and equipment	(56,805)	(42,873)
Deferred revenue	303,902	423,020
Accrued expenses	92,504	88,021
Other assets	11,844	39,720
Total deferred tax asset	$411,246	$666,358

The Company does not have unrecognized tax benefits as of December 31, 2018 or December 31, 2017. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the company, most notably a reduction of the U.S. corporate income tax rate from 34 percent to 21 percent for tax years beginning after December 31, 2017. The 2017 Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, capitalization of research and development expenditures, additional limitations on executive compensation and limitations on the deductibility of interest.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provided guidance on accounting for the federal tax rate change and other tax effects of the Tax Act. SAB 118 provided a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes. In consideration of SAB 118, there were no changes made to the provisional amounts recognized in 2017 in connection with the enactment of the Tax Reform Act. The accounting for the income tax effects of the Tax Reform Act is complete as of December 31, 2018.

36

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Utilization of the net operating losses and general business tax credits carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 as amended, if changes in ownership of the company have occurred previously or occur in the future. Ownership changes may limit the amount of net operating losses and general business tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of 5-percent Shareholders in the stock of a corporation by more than 50 percentage points over a three-year period. If the Company experience a Section 382 ownership change, the tax benefits related to the NOL carry forwards may be further limited or lost.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2018 and December 31, 2017 is as follows:

Rate Reconciliation	2018	2017
Federal tax benefit at statutory rate	21.0%	34.0%
State tax, net of federal benefit	3.0 2.8
U.S. tax reform - federal re-measurement	0.0	36.8
Permanent differences	0.2	1.7
Other	4.6	2.9
Total provision	28.8%	78.2%

11.	Stockholders’ Equity

The Company shall have an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances with 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

The 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. To extent that not all of the 34,182 shares are sold pursuant to the Company’s Regulation A+ offering (Note 13), then the shareholder can put the unsold shares back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

12.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

37

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	Corp	Total
Year ended December 31, 2018
Net Sales	$7,063	$3,614	$2,269	$7,112	$(16)	$20,042
Income (loss) before income taxes	$2,603	$574	$(1,331)	$166	$(395)	$1,617

Year ended December 31, 2017
Net Sales	$6,647	$1,883	$3,952	$1,003	$243	$13,728
Income (loss) before income taxes	$1,945	$239	$(1,452)	$6	$126	$864

13.	Subsequent Events

On January 11, 2019, the Company had elected a partial closing of the Regulation A+ capital raise of Non-voting Class A Preferred Stock. The gross cash received from this closing was approximately $2,595,000. Total shares associated with the closing are 25,952, 18,166 shares are new shares and 7,786 shares came from shares sold by the existing shareholder discussed in Note 11.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.35%, and expires on December 31, 2019 with a renewal option upon a renewal notice from the bank.

The Company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A+, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $284,700 balance using the line of credit.

The Company has evaluated subsequent events through April 29, 2019, the date the consolidated financial statements were available to be issued, and has disclosed all required events.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)

2.2	Bylaws (2)

4.	Form of Subscription Agreement (3)

6.1	Operational Support Services Agreement (4)

6.2	Rental Agreements (5)

6.3	Air Cycle Asset Purchase Agreement (6)

8.	Escrow Agreement (7)

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-1.htm

(2)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-2.htm

(3)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420418062934/tv507342_ex4.htm

(4)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-1.htm

(5)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-2.htm

(6)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417059765/tv479723_ex6-3.htm

(7)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex8.htm

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, New Jersey, on April 30, 2019.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
April 30, 2019

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer) and Director
April 30, 2019

/s/	Richard Perl
Chief Administrative Officer and Director
April 30, 2019

/s/	Daniel Rosen
General Counsel and Director
April 30, 2019

/s/	David Zaiken
Director
April 30, 2019

/s/	Ehud Laska
Director
April 30, 2019

40